UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2007
Pittsburgh, Pennsylvania

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Investments at fair value:
Interest in Allegheny Master Trust	$154,119,073	$148,397,746
Interest in registered investment companies	107,268,894	90,006,536
Corporate common stocks	33,589,850	18,616,407
Participant loans	2,638,859	2,704,914
Interest in common collective trusts	121,205	210,363
Interest bearing cash	12,057	11,193
Non-interest bearing cash	2,131	—

Total investments at fair value	297,752,069	259,947,159

Employer contribution receivable	—	330,358
Employee contributions receivable	—	211,767
Other payables, net	(55,410)	(7,481)

Net assets available for benefits at fair value	297,696,659	260,481,803
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,575,123	1,212,730

Net assets available for benefits	$299,271,782	$261,694,533

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Contributions:
Employer	$6,979,142	$7,204,742
Employee	6,353,677	6,723,272

Total contributions	13,332,819	13,928,014

Investment income:
Net gain from interest in Allegheny Master Trust	7,188,781	8,489,872
Net gain from interest in registered investment companies	10,616,318	7,263,606
Net realized/unrealized gain on corporate common stocks	26,769,300	9,188,964
Dividend income	202,860	167,817
Interest income	186,543	148,218
Net gain from interest in common collective trusts	13,321	2,667
Other	(1,339)	(79,478)

Total investment income	44,975,784	25,181,666

	58,308,603	39,109,680

Distributions to participants	(20,717,973)	(18,219,878)
Administrative expenses and other, net	(13,381)	(9,324)

	(20,731,354)	(18,229,202)

Net increase in net assets available for benefits	37,577,249	20,880,478
Net assets available for benefits at beginning of year	261,694,533	240,814,055

Net assets available for benefits at end of year	$299,271,782	$261,694,533

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits or the total of net assets available for benefits for any period presented.
Investment Valuation and Income recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Share of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investments in bank and insurance company guaranteed investment contracts (“GICs”) and in synthetic investment contracts (“SICs”) are stated at contract value which is equal to principal balance plus accrued interest, because they are fully benefit-responsive. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs was estimated by discounting the weighted average cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2006 and 2005. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Mellon Fixed Income Fund.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2006	2005

Standish Mellon Fixed Income Fund (contract value)	$112,238,253	$102,819,541
Allegheny Technologies Incorporated common stock	33,589,850	18,616,407
Oakmark Balanced Fund	23,835,020	22,283,555
Alliance Capital Growth Pool (contract value)	22,952,871	27,326,945
T. Rowe Price Structured Research Common Trust Fund (contract value)	20,503,072	19,463,990
Dreyfus Emerging Leaders Fund	15,412,702	16,308,754

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

	2006	2005

Alliance Capital Growth Pool	66.87%	68.72%
Standish Mellon Fixed Income Fund	47.42	48.33
T. Rowe Price Structured Research Common Trust Fund	28.41	29.37
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Guaranteed investment contracts:
GE Life and Annuity	$—	$5,453,333
Hartford Life Insurance Company	—	3,978,336
John Hancock Life Insurance Company	—	3,022,363
Monumental Life Insurance Company	—	1,020,997
New York Life Insurance Company	895,330	4,703,449
Ohio National Life	—	2,005,322
Principal Life	1,368,618	1,307,756
Pruco Pace Credit Enhanced	—	3,716,096
Security Life of Denver	—	1,517,224
United of Omaha	—	1,422,965

	2,263,948	28,147,841

Synthetic guaranteed investment contracts:
Bank of America	28,662,260	33,323,362
IXIS Financial Products, Inc.	4,030,074	—
MDA Monumental BGI Wrap	—	43,967,438
Monumental Life	60,286,128	—
Rabobank	53,011,207	41,435,067
State Street Bank	21,292,911	15,290,983
Union Bank of Switzerland	39,206,620	35,642,109

	206,489,200	169,658,959

Interest in common collective trusts	24,622,702	12,443,974

Total net assets at fair value	233,375,850	210,250,774
Wrap contracts at fair value	(49,959)	(22,731)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,381,661	2,543,062

Total net assets	$236,707,552	$212,771,105

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Standish Mellon Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2006 and 2005, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.30% to 5.34% and 4.15% to 7.08%, respectively.
Average yields for all fully-benefit responsive investment contracts for the years ended December 31, 2006 and 2005 were as follows:

	Year ended December 31
	2006	2005

Average yields:
Based on actual earnings	4.75%	4.56%
Based on interest rate credited to participants	4.64%	4.44%
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 and 2005 was as follows:

	2006	2005

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972	$39,779,750
Operating payables	(10,572)	(11,734)

Total net assets	$34,325,400	$39,768,016

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 and 2005 was as follows:

	2006	2005

Interest in common collective trusts	$72,210,981	$66,391,950
Payables	(34,228)	(126,421)

Total net assets	$72,176,753	$66,265,529

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

					T. Rowe Price Structured
	Standish Mellon Fixed Income Fund		Alliance Capital Growth Pool		Research Common Trust Fund
	Years Ended December 31
	2006	2005	2006	2005	2006		2005

Investment income (loss):
Interest income	$9,196,721	$9,077,315	$—	$—	$		$—
Net realized/unrealized gain (loss) on corporate common stocks	6,246	(543)	—	(1)		11,900	(1,585,846)
Dividends	—	—	—	—		—	427,913
Net loss, registered investment companies	—	(7,739)	—	—		—	—
Net gain (loss), pooled separate accounts	—	—	(283,791)	4,438,949		—	—
Net gain, common collective trusts	851,445	443,616	—	—		10,226,870	4,781,495
Administrative expenses	(242,636)	(254,334)	(98,140)	(129,310)		(403,225)	(461,975)
Transfers	14,124,671	4,681,472	(5,060,685)	(2,665,712)		(3,924,321)	(10,910,725)

Net increase (decrease)	23,936,447	13,939,787	(5,442,616)	1,643,926		5,911,224	(7,749,138)
Total net assets at beginning of year	212,771,105	198,831,318	39,768,016	38,124,090		66,265,529	74,014,667

Total net assets at end of year	$236,707,552	$212,771,105	$34,325,400	$39,768,016		$72,176,753	$66,265,529

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. The Boston Company is the manager of the Short Term Investment Fund. Dreyfus Corporation, Dreyfus Service Corporation and The Boston Company are wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$299,271,782	$261,694,533
Deemed distribution of benefits to participants	(157,053)	(42,340)

Net assets available for benefits per the Form 5500	$299,114,729	$261,652,193

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

Registered Investment Companies
Artisan Midcap Funds	136,344.0700	$4,153,040
Dreyfus Appreciation Fund*	41,712.7080	1,826,599
Dreyfus Bond Market Index*	251,361.0050	2,511,096
Hartford Midcap Fund	329,914.1600	8,904,383
Lord, Abbett Midcap Funds	280,897.7280	6,292,109
Dreyfus Emerging Leaders Fd*	443,786.4210	15,412,702
MFS Value Fund	289,466.9770	7,749,031
Dreyfus Premier Intl Value Fd*	710,342.6320	13,894,302
Morgan Stanley Small Growth Fund	362,846.6270	4,829,852
Allianz NFJ Small Cap Value Funds	259,386.9780	8,105,843
Oakmark Balanced Fund	920,982.2210	23,835,020
Prudential Invt Portfolios Inc Jennison Growth Fd	149,434.3750	2,456,701

		99,970,678

Self-directed accounts
AIM Global Health Care Fund	3,520.330	100,188
AIM Technology Fd	98.7900	2,815
Allianz Funds Dividend Value Fund Cl D	661.6600	11,288
American Centy Quantitive Eq Fds – Growth Fund Inc	1,862.0050	47,742
American Century Cap – Real Estate Fund	2,069.4340	62,828
Ariel Growth Fd Calvert Ariel Appreciation Fd	437.0450	21,122
CGM Tr Rlty Fund	1,509.8750	40,857
CGM Tr Focus Fund	208.4900	7,232
Cohen & Steers Institutional Rlty	549.8380	31,060
Cohen & Steers Realty Shares	129.2250	11,559
DWS Technology Fund	2,214.1820	25,906
DWS Invts High Income Plus Fund	2,028.5310	15,742
Dodge & Cox Intl Stock Fd	1,221.0230	53,310
Dodge & Cox Stock Fund	26.6720	4,093
Dreyfus 100% US Treas MM Fd*	355,540.7900	355,541
Dreyfus Invt Grade Bd Fds Inter Term Fd*	803.5440	10,084
Dreyfus/Laurel Fds Inc Disciplined Stk Fd*	250.8050	8,853
Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd*	9,097.2230	267,549
Dreyfus Midcap Value Fd*	271.0770	8,696
Dreyfus Growth & Value Fds Premier Techn Growth Fd*	682.4940	17,424
Dreyfus Technology Growth Fd*	3,495.1640	86,575
Dreyfus Premier Emerging Mkts Fd*	5,954.9090	125,589
Dreyfus Premier Micro Cap Growth Fund*	1,617.9540	35,207

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

FBR Fds – Small Cap Fd	29.3370	1,580
Federated Equity Kaufmann Fd	36,301.0080	205,464
Fidelity Invt Tr Diversified Intl Fd	264..8110	9,785
Fidelity Invt Tr Latin Amer Fd	1,846.0500	82,574
Fidelity Commonwealth Small Cap Stk Fd	2,183.1970	45,956
Fidelity Finl Tr Equity Income II Fund	1,264.7980	30,659
Fidelity Mt Vernon Str Tr Growth Co Fd	289.1680	20,158
Fidelity Mt Vernon Str tr Growth Co Fd	104.3900	2,024
Fidelity Secs Fd Dividend Growth Fd	498.9580	15,807
Fidelity Select Portfolios Technology Portfolio	482.5310	32,759
Fidelity Select Portfolios Health Care Portfolio	136.2020	17,033
Fidelity Select Portfolios Biotechnology Portfolio	123.4440	8,019
Fidelity Select Portfolios American Gold Portfolio	1.3910	51
Fidelity Select Portfolios Software & Computer Svcs Portfolio	687.2980	45,066
Fidelity Select Portfolios Ele Portfolio	3,278.8710	143,713
Fidelity Select Portfolios Computers Portfolio	3,197.3390	126,263
First Eagle Overseas Fund	5,099.5550	127,897
Firsthand Fds Technology Value Fd	238.0860	8,593
Franklin Invs Secs Conv Secs Fd	176.5610	2,880
Gamco Gold Fd	912.0240	22,782
Gamco Global Growth Fd AAA	241.2440	5,532
Gamco Global Ser Fds Conv Secs Fd	967.2570	6,394
Gamco Growth Fund Class AAA	1,625.2920	49,767
Growth Fd Amer Inc	288.2120	9,180
Harbor Fd Bd Fd	689.6040	7,972
Harbor Fd Intl Fd Inv	330.9790	20,382
Janus Invt Fd Sh Ben Int	1,287.8260	36,239
Janus Invt Fd Growth & Income Fd	3,314.9880	126,831
Janus Invt Fd Worldwide Fd	1,466.4690	73,998
Janus Invt Fd Twenty Fd	681.4710	37,222
Janus Invt Fd Mid Cap Value Fd	1,192.5480	28,395
Janus Invt Fd Global Value Fd	1,771.0370	24,918
Janus Invt Fd Orion Fd	20,925.1290	206,322
Janus Invt Fd Contrarian Fund	11,299.4870	190,170
Janus Invt Fd Global Tech Fd	3,219.7150	41,373
Janus Invt Fd Global Life Sciences Fd	1,489.7850	29,289
Janus Invt Fd Enterprise Fd	2,252.2200	106,868
Janus Invt Fd Mercury Fd	5,268.3650	131,446
Jennison Sector Fds Health Sciences Fd	894.2480	18,752
LKCM International Fund	848.8960	11,452
Lazard Fds Emerging Mkts Portfolio Retail	1,097.4250	22,848
Loomis Sayles Funds – 1 Bond Fund Retail	1,785.4010	25,442
Lord Abbett Mid Cap Value Fd, Class B	362.6960	7,798

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

MFS Mid Cap Growth A	1,790.3260	16,793
Marsico Invt Fd Growth & Income Fd	1,610.0480	32,346
Masters Select Fds Intl Fd	1,354.9800	25,392
Matthews Intl Fds Dragon Centy China Fd	364.6200	8,809
Matthews Intl Fds India Fd	1,343.1830	20,752
Meridian Fd	233.3350	9,156
Franklin Mutual Series Fd Mutual Discovery Fund	599.4520	18,259
Oberwies Fds China Opptys Fd	1,131.8620	22,105
Old Hut Advisor Fds II Technology & Comm Fd	935.1580	12,092
Old Hut Advisor Fds II Emerging Growth Fd	3.4510	53
Pimco Fds Pac Invt Mgmt Ser Total Return Fd	187,498.3620	1,946,233
Park Ave Portfolio Guardian Fd	1,493.0110	55,525
Pimco Fds Pac Invt Mgmt Ser All Asset Fd Institutional	418.6450	5,271
Pimco Fds Pac Invt Mgmt Ser Cmdty Real Ret Strategy Fd	821.9460	11,474
Price T Rowe Media & Tech Fd*	233.6990	10,091
Price T Rowe Growth Stock Fd*	474.2330	15,000
Price T Rowe Health Sciences Fd*	549.8580	14,368
Profounds Utils Ultrasector Profund Inv	469.3440	11,321
Profounds Technology Ultrasector Profund	666.8890	19,300
Profounds Precious Metals Ultra Sector Profund	747.5440	30,507
Profounds Internet Ultrasector Profund	508.7230	43,292
Profounds Real Estate Ultrasect Profund	521.4140	29,178
Profounds Ultra Japan Profund Invs	463.8690	22,642
RS Invt Tr Emerging Growth Fd	979.0620	34,913
Rowe T Price Appreciation Fd Sh Ben Int*	5,209.5300	107,421
Rowe T Price Blue Chip Growth Fd*	316.0560	11,293
Rowe T Price Equity Income Fd Sh Ben Int*	1,016.9490	30,051
Rowe T Price Mid Cap Growth Fd*	395.0080	21,208
Rowe Price New Era Fd*	399.0480	18,356
Rowe T Price Science & Tech Fd Inc Cap Stk*	3,170.6670	66,457
Rowe T Price Small-Cap Value Fd Inc Cap Stk*	863.6590	35,591
Rowe T Price Real Estate Fd*	987.3430	25,009
Royce Fd Opporunity Fd	119.8470	1,563
Royce Spl Equity Fund	750.1440	14,793
Royce Fd Pennsylvania Mutual Fd	763.1530	8,830
Ryder Ser Tr Dynamic Titan 500 Fd	267.6470	12,711
Rydex Ser Fds Energy Fund	405.3180	8,982
SSGA Fds Equity Fd	1,451.5550	30,991
SSGA Fds Intl Stk Selection Fd	1,860.3470	25,691
Selected Amern Shs	1,041.3760	47,966
Stratton Growth Fund	702.4200	29,375
Thrd Ave Tr Formerly Third Ave to 3/17/97 Real Estate Val	408.2810	14,143
Vanguard Specialized Portfolio Energy Portfolio	1,626.2940	105,107
Vanguard Specialized Portfolio Gold & Precious	1,568.5330	43,997
Vanguard Specialized Portfolio Health Care	240.1550	34,967
Vanguard Equity Income Fd	656.3120	16,605
Vanguard Fenway Fds Primecap Core Fd	2,145.7290	27,058

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394     Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

Description	Units/Shares	Current Value

Vanguard Wellington Fd	2,103.5480	68,218
Vanguard Windsor fd	806.4520	15,032
Vanguard Windsor Fd II	3,085.3830	107,217
Vanguard Horizon Fds Strategic Equity Fd	773.8180	18,293
Vanguard Index Tr 500 Portfolio	713.4860	93,174
Vanguard Index Tr Value Portfolio	1,857.4490	49,371
Vanguard Index Tr Growth Portfolio	220.6920	6,570
Vanguard Index Tr Small Capitalization Stk Fd	511.3050	16,679
Vanguard Index Tr Mid Capitalization Stk Port Inv Sh	241.5810	4,778
Wasatch Fds Inc Heritage Growth Fund	1,043.2010	12,174
Wells Fargo Fds Tr Advantage Discovery Fd	3,350.1410	73,636
Wells Fargo Fds Advantage Growth Fd	533.0470	12,111
Wells Fargo Fds Tr Advantage Dividend Income Fd	8,101.4640	141,857
Wexford Tr Muhlenkamp Fd	82.1100	7,156

		7,298,216

Total registered investment companies		$107,268,894

Corporate Common Stocks
Allegheny Technologies Incorporated*	370,421.8130	$33,589,850

Participant loans* (8.25% to 9.25%, with maturities through 2020)	2,638,858.5600	$2,638,859

Common Collective Trusts
The Boston Company Short Term Investment Fund*	121,204.5400	$121,204

Interest bearing cash		$12,057

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 22, 2007	By:	/s/ Richard J. Harshman Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)